SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30426; 812-14079]

Global X Funds, et al.; Notice of Application

March 14, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 12(d)(1)(J) of the Investment

Company Act of 1940 (the "1940 Act") for exemptions from sections 12(d)(1)(A), (B), and (C)

of the 1940 Act, under sections 6(c) and 17(b) of the 1940 Act for an exemption from section

17(a) of the 1940 Act, and under section 6(c) of the 1940 Act for an exemption from rule 12d1-

2(a) under the 1940 Act.

Summary of the Application: Applicants request an order that would (a) permit certain

registered open-end management investment companies that operate as "funds of funds" to

acquire shares of certain registered open-end management investment companies, registered

closed-end management investment companies, "business development companies," as defined

by section 2(a)(48) of the 1940 Act, and registered unit investment trusts that are within or

outside the same group of investment companies as the acquiring investment companies and (b)

permit certain registered open-end management investment companies relying on rule 12d1-2

under the 1940 Act to invest in certain financial instruments.

Applicants: Global X Funds ("Trust"'), Global X Management Company LLC ("Adviser") and

SEI Investment Distribution Co. (the "Distributor").

Filing Dates: The application was filed on September 24, 2012, and amended on February 22,

2013.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 8, 2013, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Adviser and Trust, 623 Fifth Ave, 15th Floor, New York, NY 10022 and Distributor, 1 Freedom Valley Drive, Oaks, PA 19456 .

<u>For Further Information Contact</u>: Emerson S. Davis, Senior Counsel, at (202) 551-6868, or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the "Company" name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

    1.   The Trust is an open-end management company registered under the 1940 Act and organized as a Delaware statutory trust. The Trust has multiple series which pursue distinct investment objectives and strategies.[1]

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[1] The Applicants request that the order apply not only to any existing series of the Trust, but that the order also extend to any future series of the Trust, and any other existing or future registered open-end management

2.   The Adviser, a Delaware limited liability company, is a registered investment adviser under the Investment Advisers Act of 1940 and serves as the investment adviser to each of the Funds of Funds (as defined below).[2] The Distributor is a Broker (as defined below) and serves as the existing Funds' principal underwriter and distributor.

3.   Applicants request relief to the extent necessary to permit: (a) a Fund (each, a "Fund of Funds," and collectively, the "Funds of Funds") to acquire shares of registered open-end management investment companies (each an "Unaffiliated Open-End Investment Company"), registered closed-end management investment companies, "business development companies" as defined by section 2(a)(48) of the 1940 Act ("business development companies") (each registered closed-end management investment company and each business development company, an "Unaffiliated Closed-End Investment Company" and, together with the Unaffiliated Open-End Investment Companies, the "Unaffiliated Investment Companies"), and registered unit investment trusts ("UITs") (the "Unaffiliated Trusts," and together with the Unaffiliated Investment Companies, the "Unaffiliated Funds"), in each case, that are not part of the same "group of investment companies" as the Funds of Funds;[3] (b) the Unaffiliated Funds, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934 (the "1934 Act") ("Broker") to sell shares of such Unaffiliated Funds to the Funds of

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[2]   All references to the term "Adviser" include successors-in-interest to the Adviser. A successor-in-interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

investment companies and any series thereof that are part of the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as the Trust and are, or may in the future be, advised by the Adviser or any other investment adviser controlling, controlled by, or under common control with the Adviser (together with the existing series of the Trust, each series a "Fund," and collectively, the "Funds"). All entities that currently intend to rely on the requested order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application.

[3]   For purposes of the request for relief, the term "group of investment companies" means any two or more registered investment companies, including closed-end investment companies, that hold themselves out to investors as related companies for purposes of investment and investor services.

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Funds; (c) the Funds of Funds to acquire shares of other registered investment companies,

including open-end management investment companies and series thereof, closed-end

management investment companies and UITs, as well as business development companies (if

any), in the same group of investment companies as the Funds of Funds (collectively, the

"Affiliated Funds," and, together with the Unaffiliated Funds, the "Underlying Funds");[4] and (d)

the Affiliated Funds, their principal underwriters and any Broker to sell shares of the Affiliated

Funds to the Funds of Funds.[5] Applicants also request an order under sections 6(c) and 17(b) of

the 1940 Act to exempt applicants from section 17(a) to the extent necessary to permit

Underlying Funds organized as open-end investment companies ("Underlying Open-End

Funds") to sell their shares to Funds of Funds and redeem their shares from Funds of Funds.[6]

4.　　　　Applicants also request an exemption under section 6(c) from rule 12d1-2 under

the 1940 Act to permit any existing or future Fund of Funds that relies on section 12(d)(1)(G) of

the 1940 Act ("Section 12(d)(1)(G) Fund of Funds") and that otherwise complies with rule 12d1-

2 under the 1940 Act, to also invest, to the extent consistent with its investment objective(s),

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[4]　　　　Certain of the Underlying Funds may be registered under the 1940 Act as either UITs or open-end management investment companies and have obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices and, accordingly, to operate as exchange-traded funds (collectively, "ETFs" and each, an "ETF"). In addition, certain of the Underlying Funds currently pursue, or may in the future pursue, their investment objectives through a master-feeder arrangement in reliance on section 12(d)(1)(E) of the 1940 Act. In accordance with condition 12, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same "group of investment companies" as its corresponding master fund or the Fund of Funds. If a Fund of Funds invests in an Affiliated Fund that operates as a feeder fund and the corresponding master fund is not within the same "group of investment companies" as the Fund of Funds and Affiliated Fund, the master fund would be an Unaffiliated Fund for purposes of the application and its conditions.

[5]　　　　Applicants state that they do not believe that investments in business development companies present any particular considerations or concerns that may be different from those presented by investments in registered closed-end investment companies.

[6]　　　　Applicants note that a Fund of Funds will purchase and sell shares of an Underlying Fund that is a closed-end fund through secondary market transactions at market prices rather than through principal transactions with the closed-end fund. Accordingly, applicants are not requesting section 17(a) relief with respect to principal transactions with closed-end funds.

policies, strategies and limitations, in other financial instruments that may not be securities within the meaning of section 2(a)(36) of the 1940 Act ("Other Investments").

Applicants' Legal Analysis:

A.   Section 12(d)(1)

1.   Section 12(d)(1)(A) of the 1940 Act, in relevant part, prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter, and any Broker from selling the investment company's shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally. Section 12(d)(1)(C) prohibits an investment company from acquiring any security issued by a registered closed-end investment company if such acquisition would result in the acquiring company, any other investment companies having the same investment adviser, and companies controlled by such investment companies, collectively, owning more than 10% of the outstanding voting stock of the registered closed-end investment company.

2.   Section 12(d)(1)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Applicants request an exemption under section 12(d)(1)(J) of the

1940 Act from the limitations of sections 12(d)(1)(A), (B) and (C) to the extent necessary to permit: (i) the Funds of Funds to acquire shares of Underlying Funds in excess of the limits set forth in section 12(d)(1)(A) and (C) of the 1940 Act; and (ii) the Underlying Funds, their principal underwriters and any Broker to sell shares of the Underlying Funds to the Funds of Funds in excess of the limits set forth in section 12(d)(1)(B) of the 1940 Act.

3.   Applicants state that the proposed arrangement will not give rise to the policy concerns underlying sections 12(d)(1)(A), (B), and (C), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees, and overly complex fund structures. Accordingly, applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

4.   Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds. Applicants assert that the concern about undue influence does not arise in connection with a Fund of Funds' investment in the Affiliated Funds because they are part of the same group of investment companies. To limit the control a Fund of Funds or Fund of Funds Affiliate[7] may have over an Unaffiliated Fund, applicants propose a condition prohibiting the Adviser and any person controlling, controlled by or under common control with the Adviser, and any investment company and any issuer that would be an investment company but for section 3(c)(1) or section 3(c)(7) of the 1940 Act advised or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser (collectively, the "Group") from controlling (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of

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[7]   A "Fund of Funds Affiliate" is the Adviser, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities. An "Unaffiliated Fund Affiliate" is an investment adviser(s), sponsor, promoter or principal underwriter of any Unaffiliated Fund or any person controlling, controlled by or under common control with any of those entities.

the 1940 Act. The same prohibition would apply to any other investment adviser within the meaning of section 2(a)(20)(B) of the 1940 Act to a Fund of Funds ("Sub-Adviser") and any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, the "Sub-Adviser Group").

5.   With respect to closed-end underlying funds, applicants submit that one significant difference from open-end underlying funds is that, whereas open-end underlying funds may be unduly influenced by the threat of large-scale redemptions, closed-end underlying funds cannot be so influenced because they do not issue redeemable securities and, therefore, are not subject to large-scale redemptions. On the other hand, applicants state that closed-end underlying funds may be unduly influenced by a holder's ability to vote a large block of stock. To address this concern, applicants submit that, with respect to a Fund's investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by section 12(d)(1)(E) of the 1940 Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company's shares. Applicants state that, in this way, an Unaffiliated Closed-End Investment Company will be protected from undue

influence by a Fund of Funds through the voting of the Unaffiliated Closed-End Investment Company's shares.

6. Applicants propose other conditions to limit the potential for undue influence over the Unaffiliated Funds, including that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting").[8]

7. To further ensure that an Unaffiliated Investment Company understands the implications of a Fund of Funds' investment under the requested exemptive relief, prior to its investment in the shares of an Unaffiliated Investment Company in excess of the limit of section 12(d)(1)(A)(i) of the 1940 Act, a Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that each of their boards of directors or trustees (each, a "Board") and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (the "Participation Agreement"). Applicants note that an Unaffiliated Investment Company (including an ETF or an Unaffiliated Closed-End Investment Company) would also retain its right to reject any initial investment by a Fund of Funds in excess of the limits in section 12(d)(1)(A)(i) of the 1940 Act by declining to execute the Participation Agreement with the Fund of Funds. In addition, an Unaffiliated Investment Company (other than an ETF or closed-end fund whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment

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[8] An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, trustee, advisory board member, investment adviser, sub-adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, sub-adviser, member of an advisory board or employee is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to an Unaffiliated Fund is covered by section 10(f) of the 1940 Act.

by a Fund of Funds. Finally, subject solely to the giving of notice to a Fund of Funds and the passage of a reasonable notice period, an Unaffiliated Fund (including a closed-end fund) could terminate a Participation Agreement with the Fund of Funds.

8.   Applicants state that they do not believe that the proposed arrangement will result in excessive layering of fees. The Board of each Fund of Funds, including a majority of the trustees who are not "interested persons" within the meaning of section 2(a)(19) of the 1940 Act (the "Independent Trustees"), will find that the management or advisory fees charged under a Fund of Funds' advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. In addition, the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under rule 12b-1 under the 1940 Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund.

9.   Applicants further state that any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in in rule 2830 of the Conduct Rules of the NASD ("NASD Conduct Rule 2830").[9]

10.   Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that no Underlying Fund will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the 1940 Act in

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[9]   Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

excess of the limits contained in section 12(d)(1)(A) of the 1940 Act, except in certain

circumstances identified in condition 12 below.

B.   Section 17(a)

1.   Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities

between a registered investment company and any affiliated person of the company. Section

2(a)(3) of the 1940 Act defines an "affiliated person" of another person to include (a) any person

directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the

outstanding voting securities of the other person; (b) any person 5% or more of whose

outstanding voting securities are directly or indirectly owned, controlled, or held with power to

vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or

under common control with the other person.

2.   Applicants state that the Funds of Funds and the Affiliated Funds may be deemed

to be under the common control of the Adviser and, therefore, affiliated persons of one another.

Applicants also state that the Funds of Funds and the Underlying Open-End Funds may also be

deemed to be affiliated persons of one another if a Fund of Funds owns 5% or more of the

outstanding voting securities of one or more of such Underlying Open-End Funds. Applicants

state that the sale of shares by the Underlying Open-End Funds to the Funds of Funds and the

purchase of those shares from the Funds of Funds by the Underlying Open-End Funds (through

redemptions) could be deemed to violate section 17(a).[10]

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[10]   Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or
an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an
affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund
of its shares to a Fund of Funds may be prohibited by section 17(e) (1) of the 1940 Act. The Participation
Agreement also will include this acknowledgement.

3.	Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that (i) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment company concerned; and (iii) the proposed transaction is consistent with the general purposes of the 1940 Act. Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

4.	Applicants submit that the proposed transactions satisfy the standards for relief under sections 17(b) and 6(c) of the 1940 Act. Applicants state that the terms of the transactions are reasonable and fair and do not involve overreaching. Applicants state that the terms upon which an Underlying Open-End Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Open-End Fund.[11] Applicants also state that the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Open-End Fund, and with the general purposes of the 1940 Act.

C.	Other Investments by Section 12(d)(1)(G) Funds of Funds

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[11]	Applicants note that a Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Underlying Fund. Applicants nevertheless request relief from sections 17(a)(1) and (2) to permit each Fund of Funds that is an affiliated person, or an affiliated person of an affiliated person, as defined in section 2(a)(3) of the 1940 Act, of an ETF to purchase or redeem shares from the ETF. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the ETF or an entity controlling, controlled by or under common control with the investment adviser to the ETF is also an investment adviser to the Fund of Funds. Applicants note that a Fund of Funds will purchase and sell shares of an Underlying Fund that is a closed-end fund through secondary market transactions at market prices rather than through principal transactions with the closed-end fund. Accordingly, applicants are not requesting section 17(a) relief with respect to principal transactions with closed-end funds.

1.   Section 12(d)(1)(G) of the 1940 Act provides that section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquiring company and acquired company are part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the 1940 Act; (ii) the acquiring company holds only securities of acquired companies that are part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the 1940 Act, government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the 1940 Act by a securities association registered under section 15A of the 1934 Act or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end management investment companies or registered UITs in reliance on section 12(d)(1)(F) or (G) of the 1940 Act.

2.   Rule 12d1-2 under the 1940 Act permits a registered open-end investment company or a registered UIT that relies on section 12(d)(1)(G) of the 1940 Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper: (1) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the 1940 Act; (2) securities (other than securities issued by an investment company); and (3) securities issued by a money market fund, when the investment is in reliance on rule 12d1-1 under the 1940 Act. For the purposes of rule 12d1-2, "securities" means any security as defined in section 2(a)(36) of the 1940 Act.

3.   Applicants state that the proposed arrangement would comply with rule 12d1-2 under the 1940 Act, but for the fact that the Section 12(d)(1)(G) Funds of Funds may invest a

portion of their assets in Other Investments. Applicants request an order under section 6(c) of the 1940 Act for an exemption from rule 12d1-2(a) to allow the Section 12(d)(1)(G) Funds of Funds to invest in Other Investments. Applicants assert that permitting a Section 12(d)(1)(G) Fund of Funds to invest in Other Investments as described in the application would not raise any of the concerns that section 12(d)(1) of the 1940 Act was intended to address.

4.　　Consistent with its fiduciary obligations under the 1940 Act, a Section 12(d)(1)(G) Fund of Funds' Board will review the advisory fees charged by the Section 12(d)(1)(G) Fund of Funds' investment adviser(s) to ensure that the fees are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Section 12(d)(1)(G) Fund of Funds may invest.

Applicants' Conditions:

A.　　Investments by Funds of Funds in Underlying Funds

Applicants agree that the order granting the requested relief to permit Funds of Funds to invest in Underlying Funds shall be subject to the following conditions:

1.　　The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the 1940 Act. The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the 1940 Act. With respect to a Fund's investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by section 12(d)(1)(E) of the 1940 Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company's shares. If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of such Unaffiliated Fund, then the Group or the Sub-Adviser Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares. This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the 1940 Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

2. No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3. The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that its Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Investment Company or Unaffiliated Trust or any Unaffiliated Fund Affiliate of such Unaffiliated Investment Company or Unaffiliated Trust in connection with any services or transactions.

4.   Once an investment by a Fund of Funds in the securities of an Unaffiliated

Investment Company exceeds the limit of section 12(d)(1)(A)(i) of the 1940 Act, the Board of

the Unaffiliated Investment Company, including a majority of the Independent Trustees, will

determine that any consideration paid by the Unaffiliated Investment Company to a Fund of

Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and

reasonable in relation to the nature and quality of the services and benefits received by the

Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated

Investment Company would be required to pay to another unaffiliated entity in connection with

the same services or transactions; and (c) does not involve overreaching on the part of any person

concerned. This condition does not apply with respect to any services or transactions between an

Unaffiliated Investment Company and its investment adviser(s), or any person controlling,

controlled by, or under common control with such investment adviser(s).

5.   No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in

its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an

Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated

Underwriting.

6.   The Board of an Unaffiliated Investment Company, including a majority of the

Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of

securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an

investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds

the limit of section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from

an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these

purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7. Each Unaffiliated Investment Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of section 12(d)(1)(A)(i) of the 1940 Act, setting forth (1) the party from whom the securities were acquired, (2) the identity of the underwriting syndicate's members, (3) the terms of the purchase, and (4) the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8.	Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in section 12(d)(1)(A)(i) of the 1940 Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.	Before approving any advisory contract under section 15 of the 1940 Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

10.	The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to rule 12b-1 under the 1940 Act) received

from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any

advisory fees paid to the Adviser or its affiliated person by the Unaffiliated Investment

Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any

Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the

Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or

an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees

paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company, in

connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the

direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the

waiver will be passed through to the Fund of Funds.

11.	Any sales charges and/or service fees charged with respect to shares of a Fund of

Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule

2830.

12.	No Underlying Fund will acquire securities of any other investment company or

company relying on section 3(c)(1) or 3(c)(7) of the 1940 Act, in excess of the limits contained

in section 12(d)(1)(A) of the 1940 Act, except to the extent that such Underlying Fund: (a)

acquires such securities in compliance with section 12(d)(1)(E) of the 1940 Act and either is an

Affiliated Fund or is in the same "group of investment companies" as its corresponding master

fund; (b) receives securities of another investment company as a dividend or as a result of a plan

of reorganization of a company (other than a plan devised for the purpose of evading section

12(d)(1) of the 1940 Act); or (c) acquires (or is deemed to have acquired) securities of another

investment company pursuant to exemptive relief from the Commission permitting such

Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

B.   Other Investments by Section 12(d)(1)(G) Funds of Funds

Applicants agree that the order granting the requested relief to permit Section 12(d)(1)(G) Funds of Funds to invest in Other Investments shall be subject to the following condition:

1.   Applicants will comply with all provisions of rule 12d1-2 under the 1940 Act, except for paragraph (a)(2) to the extent that it restricts any Section 12(d)(1)(G) Fund of Funds from investing in Other Investments as described in the application.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary